LOTTOMATICA

00153 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

By Mail

06015766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

August 3, 2006

SUPPL

Re: ***Lottomatica S.p.A. (File No. 82-34963)***
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents, following our letters of May 30, 2006 and July 10, 2006, in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of the enclosed documentation which the Company has made public pursuant to Italian and/or Luxembourg law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders starting from the beginning up to the end of July 2006:

LRS-30-00146/06

dlw 8/7

Name of Document	Date of Document	Number of Schedule II	English Summary
(1) Press Release: Launch of "Instant Lotto"- New Gaming Formula additional to Lotto	July 3, 2006	9	English version available
(2) Press Release: Lotto game: Wagers total 461.9 million Euro in June 2006	July 5, 2006	9	English version available
(3) Press Release: Internal Dealing	July 5, 2006	9	English version available
(4) Press Release: Internal Dealing	July 10, 2006	9	English version available
(5) Press Release: Lottomatica comments on Texas Lottery Commission Report regarding Gtech Holdings Corporation	July 21, 2006	9	English version available
(6) Press Release: Lottery Commission Matters	July 27, 2006	9	English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899977. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.p.A.

Claudia Ricchetti
Direttore Affari Legali, Regolamentari e Societari

LRS-30-00146/06

FAX TO:
Ms CLAUDIA RICCHETTI
FAX NO +390651894213

LOTTOMATICA

00153 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

RECEIVED
2006 AUG -7 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

August 3, 2006

Re: ***Lottomatica S.p.A. (File No. 82-34963)***
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents, following our letters of May 30, 2006 and July 10, 2006, in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of the enclosed documentation which the Company has made public pursuant to Italian and/or Luxembourg law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders starting from the beginning up to the end of July 2006:

LRS-30-00146/06

Name of Document	Date of Document	Number of Schedule II	English Summary
(1) Press Release: Launch of "Instant Lotto"- New Gaming Formula additional to Lotto	July 3, 2006	9	English version available
(2) Press Release: Lotto game: Wagers total 461.9 million Euro in June 2006	July 5, 2006	9	English version available
(3) Press Release: Internal Dealing	July 5, 2006	9	English version available
(4) Press Release: Internal Dealing	July 10, 2006	9	English version available
(5) Press Release: Lottomatica comments on Texas Lottery Commission Report regarding Gtech Holdings Corporation	July 21, 2006	9	English version available
(6) Press Release: Lottery Commission Matters	July 27, 2006	9	English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899977. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.p.A.

Claudia Ricchetti
Direttore Affari Legali, Regolamentari e Societari

LRS-30-00146/06

RECEIVED
2006 AUG -7 A 9:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALLEGATO (1)

Monday - 07/03/2006

RECEIVED
2006 AUG -7 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LAUNCH OF "INSTANT LOTTO"

NEW GAMING FORMULA ADDITIONAL TO LOTTO

Rome - Today Lottomatica S.p.A. announced the launch of **Instant Lotto, a new optional gaming formula additional to Lotto as provided for by 2005 Budget Law**.

Specifically, the instant game gives everyone the chance to participate in an instant, dedicated drawing (**5 numbers from 1 to 90**), while at the same time playing for the Lotto's usual bet, through the same bet (numbers and draws). **The five numbers drawn are printed on the receipt voucher** and players can immediately check the numbers they played.

It's a fast, "accessible", easily understandable game: all players have to do is check a box to participate in the customized drawing and quickly find out if they've won. **Winning is instant, plus there is the opportunity to get a double chance at winning while playing just once**.

The player selects the cost of the game and it is possible to pay **a minimum of Euro 0.50 to a maximum amount that coincides with the amount paid for the traditional game**.

It should be stressed that the **instant drawing system is extremely reliable and safe**, it is automated and based on security criteria certified by a validating commission composed of Lottomatica, AAMS and independent experts.

An *ad hoc* campaign has been studied to launch the instant game through the main media.

RECEIVED
2006 AUG -7 A 9:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALLEGATO (2)

Wednesday - 07/05/2006

Lotto game: Wagers total 461.9 million euro in June 2006

Instant lotteries "Scratch & Win": Wagers of 312.6 million euro in June 2006
Rome - During the draws of June 2006, **Lotto** wagers amounted to 461.9 million euro, compared with 472.8 million euro in the month of May 2006 and with 508.1 million euro in the month of June 2005.
In particular, in June 2006 wagers from "core" bets, excluding late numbers, amounted to 388.9 million euro (respectively 415.9 million euro in May 2006 and 448.8 million euro in June 2005), while wagers from bets on "late numbers" amounted to 73.0 million euro (compared with 56.9 million euro in the month of May 2006 and with 59.3 million euro in June 2005).
Winnings in June 2006 totalled 264.0 million euro (213.3 million euro in May 2006 and 228.0 million euro in June 2005).

Scratch & Win wagers in the month of June were equal to 312.6 million euro compared with 319.2 million euro in the month of May 2006 and with 107.6 million euro in the month of June 2005.

RECEIVED
2006 AUG -7 A 9:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALLEGATO (3)

Wednesday - 07/05/2006

Internal Dealing

Internal Dealing - Pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BOROLI**		NAME	**MARCO**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE							
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							
1.2. RELATIONSHIP WITH THE CONCERNED ISSUER							
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER						S/N S	
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AND EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER						S/N N	
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2) ABOVE WITHIN AN ISSUER'S SUBSIDIARY						S/N N	
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY						S/N N	

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	8028081001

3. AUTHOR OF THE TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	S
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	S/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	S/N N

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BOROLI**		NAME	**MARCO**		SEX	**M**
TAX CODE		BIRTH DATE (dd/mm/yyyy)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE							
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTION	NOTES
14/06/2006	A	IT0003990402	LOTTOMATICA	AZO	546	28.85	15,752.1	MERC-IT	*
08/06/2006	A	IT000406091	LOTTOMATICA	AZO	2.630,00	25.425	66,867.75	ESE-DI	*
TOTALE CONTROVALORE SEZIONE A (in €)							82,619.85		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	NOTES
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												82,619.85			

Note:

This transaction has been carried out by BPU PRAMERICA SGR in execution of an engagement granted by the customer who, however, was unable to select the securities purchased on his behalf.

RECEIVED

2006 AUG -7 A 9:56

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALLEGATO (4)

Monday - 07/10/2006

Internal Dealing

Internal dealing - Pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**SALA**	NAME	**MARCO**		SEX	**M**	
TAX CODE		BIRTH DATE	BIRTH PLACE	(PV)	COUNTRY		
DOMICILE							
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)				
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	S/N **S**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AND EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	S/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2) ABOVE WITHIN AN ISSUER'S SUBSIDIARY	S/N **N**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	S/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	

3. AUTHOR OF THE TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**S**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	S/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	S/N **N**

3.2 PERSONAL DATA						
INDIVIDUALS						
SURNAME		NAME			SEX	
TAX CODE		BIRTH DATE (dd/mm/yyyy)	BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE						
ENTITY, PARTNERSHIP, OR TRUST						
CORPORATE NAME						
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS						

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTION	NOTES
30/06/2006	S	IT0003990402	LOTTOMATICA	AZO	337,333	11.3281	3,821,341.96	FMERC	*
30/06/2006	V	IT0003990402	LOTTOMATICA	AZO	337,333	30.57791	10,314,938.11	FMERC	*
TOTAL SECTION A (in €)							14,136,280.07		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	NOTES
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)													14,136,280.07		

Note:

This form is related to the performance by Mr. Marco Sala of the forward sale and purchase agreement of Lottomatica ordinary shares resulting from the simultaneous exercise of the options granted to him pursuant to the 2003 - 2005 plan, as communicated to the public on April 14, 2006.

ALLEGATO (5)

Friday - 07/21/2006

Lottomatica comments on Texas Lottery Commision Report regarding Gtech Holdings Corporation

Rome - Lottomatica S.p.A. has been made aware of the report summarizing the findings of the Texas Lottery Commission's investigation of GTECH Holdings Corporation.
Lottomatica is cooperating with the due diligence and background checks being conducted by the investigatory advisers to GTECH's main US customers (US lotteries jurisdictions) and is currently evaluating the report of the Texas Lottery Commission.
Preliminary report submitted to the Texas Lottery Commision on May 17, 2006 summarizing the findings of the same investigations on Lottomatica and its controlling shareholder De Agostini S.p.A. evidenced no issues in relation to these companies.

ALLEGATO (6)

Thursday - 07/27/2006

Lottery Commission Matters

Rome - Lottomatica S.p.A. has been informed that on July 26, 2006, the Missouri Lottery advised GTECH Holdings Corporation that the Missouri Lottery fully intends to continue the established relationship with GTECH and its existing lottery contract upon completion of the Merger.
In addition, the California Lottery has previously confirmed that the consummation of the Merger shall not result in the termination of, or the commencement of formal termination procedures in respect of GTECH's California lottery contract. Similarly, the National Lottery Commission of the United Kingdom has previously confirmed that it does not intend to commence formal action to cause the termination of the GTECH's UK lottery contract in connection with the Merger.
On July 26, 2006, the New York Lottery (the "NY Lottery") advised GTECH that, subject to the execution of an assignment and assumption agreement with the NY Lottery and approval thereof by the New York Attorney General and State Comptroller, the NY Lottery does not object to the Merger and consents to the transaction being completed. The approval by the New York Attorney General and State Comptroller have not yet been received.